SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                             Commission File Number:  0-25482

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K    [ ] Form 11-K     [ ] Form 20-F     [X] 10-Q     [ ] Form N-SAR


For period Ended:  December 31, 1999

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





HO1:\148196\01\36CK01!.DOC\44189.0005
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                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  Equalnet Communications Corp.

Former name if applicable:  EqualNet Holding Corp.

Address of principal executive office:      1250 Wood Branch Park Drive
                                            Houston, Texas 77079


                        PART II. RULES 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

        The Registrant has not been able to complete its Quarterly Report on Form 10-Q because the individuals responsible for preparing the Form 10-Q have been engaged in the following matters during the last 45 days and could not dedicate sufficient time to complete the Form 10-Q prior to February 16, 1999:

        (1) The negotiation and execution of an Asset Purchase Agreement to purchase the assets of Limit LLC (d/b/a ACMI);

        (2) The negotiation and completion of the purchase of certain assets from Brittan Communications International Corporation; and

        (3) The negotiation and preparation of a disclosure statement and plan of reorganization in connection with the Chapter 11 reorganization of the Registrant's wholly owned subsidiary, EqualNet Corporation.

        The Quarterly Report on Form 10-Q will be filed on or before February 19, 1999.


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                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

                                 Dean H. Fisher
                                 (281) 529-4648

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                               [X] Yes     [ ] No


        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [ ] No

        If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

        Equalnet Communications Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 17, 1999                   By: /s/  Mitchell H. Bodian
                                               --------------------------------
                                               Mitchell H. Bodian
                                               Chief Executive Officer




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                                   ATTACHMENT

                             FORM 12B-25 PART IV(3)

It is anticipated the net loss from operations for the quarter ended December 31, 1998 (the "Current Quarter") will be substantially higher than the net loss from operations for the corresponding period in the last fiscal year. The following is an estimate of the Company's results of operations for the Current Quarter compared to the corresponding period in the last fiscal year.


                                                  Three Months Ended
                                                      December 31
                                             1997                    1998
                                             ----                    ----
                                                    (in thousands)

  Gross Revenues                         $     6,481            $    7,617

  Net (Loss) available to Common
  Shareholders                                (2,178)               (8,024)

  Net Loss Per Share                           (0.35)                (0.44)
















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